Filed by BlackRock MuniHoldings New Jersey Quality Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock MuniYield New Jersey Fund, Inc.

File No.: 333-260148

Date: January 20, 2022

PO Box 808001

Louisville, KY 40233-8001

VERY IMPORTANT

Re: Your investment in one or more BlackRock Funds

Dear Valued Shareholder:

We have been trying to contact you regarding important proposals pertaining to your investment in certain BlackRock funds.

Please call us toll-free at

1-866-431-2105

Hours of Operation:

●	Monday through Friday - 10:00 a.m. to 11:00 p.m. ET
●	Saturday - 12:00 p.m. to 6:00 p.m. ET

Please respond as soon as possible with the Reference Number listed above. The call will take only a few moments.

You WILL NOT be asked for confidential information and your call will be recorded for your protection.

Thank you in advance for your participation.

The proxy materials previously sent to you contain important information; please read them carefully. Copies of the Proxy Statement are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting WWW.PROXY-DIRECT.COM/BLK-32392 or by calling Georgeson, the Funds’ proxy solicitor toll free at 1-866-431-2105.